Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

PRESS RELEASE

DENISON AND GOVIEX TO COMBINE AFRICAN URANIUM ASSETS

Toronto, ON – March 30, 2016 Denison Mines Corp. (TSX:DML)(NYSE MKT:DNN) (“Denison”) is pleased to announce the execution of a Definitive Share Purchase Agreement (the “Agreement”) with GoviEx Uranium Inc. (CSE:GXU) (“GoviEx”) to combine their respective African uranium mineral interests (the “Transaction”) to create the leading African-focused uranium development company.

Under the terms of the Transaction, GoviEx will acquire Denison’s wholly owned subsidiary, Rockgate Capital Corp., which holds all of Denison’s African-based uranium interests (collectively “DML Africa”) in exchange for approximately 56.1 million shares of GoviEx (the “Consideration Shares”) plus approximately 22.4 million common share purchase warrants of GoviEx (the “Consideration Warrants”). Upon completion of the Transaction, Denison will hold 25% of GoviEx shares outstanding and 28% of GoviEx shares on a fully diluted basis.

The asset portfolio of the combined company will include two permitted uranium development projects – including GoviEx’s Madaouela project in Niger and Denison’s Mutanga project in Zambia. It will also include Denison’s Falea project, an advanced exploration-stage asset project in Mali, and the exploration-stage Dome project in Namibia. Following completion of the Transaction, GoviEx will control one of the largest uranium resource bases among publicly listed companies, with combined Measured & Indicated resources of 124.29 Mlbs U3O8, plus Inferred resources of 73.11 Mlbs U3O8.

David Cates, President and Chief Executive Officer of Denison, commented: “This transaction will provide Denison shareholders with significant exposure to the Madaouela project, one of the world’s most advanced uranium development assets, while finding an excellent home for our own uranium projects in Africa. This transaction completes Denison’s transition to fully focus on becoming an Athabasca Basin uranium producer.”

Govind Friedland, Founder and Executive Chairman of GoviEx, commented: “We welcome the opportunity to join forces with mining industry leader Lukas Lundin, and his team at Denison, to combine Africa’s leading uranium assets into one consolidated vehicle. This Transaction is a win-win as it provides GoviEx with geographical diversification and allows Denison to focus on its core assets in Canada, while enhancing its upside exposure to our combined Africa assets.”

Benefits to Denison Shareholders

•	Ownership in GoviEx’s Madaouela project, one of the few permitted, near-term uranium development projects in the world.

•	Ability to maintain exposure to the assets of DML Africa through its ownership stake in GoviEx.

•	Enhanced optionality to the uranium price through the significant ownership of share purchase warrants in GoviEx.

•	Renewed focus for Denison on its principal assets in the Athabasca Basin of Saskatchewan.

•	Board representation within GoviEx.

Benefits to GoviEx Shareholders

•	Creation of a growth-focused African uranium company with a robust project development pipeline and increased jurisdictional diversification, with assets in Niger, Zambia, Mali, and Namibia.

•

One of the largest combined uranium resource bases, estimated in accordance with NI 43-101, amongst its peer group with combined Measured resources of 28.59 Mlbs U3O8, Indicated resources of 95.70 Mlbs U3O8, and Inferred resources of 73.11 Mlbs U3O8.

•	Considerable exploration potential to further increase mineral resources, with several drill-ready targets defined at each property.

•	Mining permits approved or granted in Niger and Zambia, both recognized mining countries with good infrastructure and mining history.

•	Significant metallurgical testwork and engineering studies already completed on its three principal development assets, providing GoviEx with an opportunity to continue with optimization work.

•	Strong shareholder base, including Denison, Ivanhoe Industries, Toshiba Corporation and Cameco Corporation.

Transaction Details

Pursuant to the terms of the Agreement, GoviEx will acquire DML Africa from Denison in exchange for 56,050,450 Consideration Shares and 22,420,180 Consideration Warrants, being four-tenths of a Consideration Warrant for each Consideration Share to be issued. Each such Consideration Warrant will be convertible into one common share of GoviEx at a price of US$0.15 per share for a period of three years. The Consideration Warrants will include an acceleration clause which will provide that, in the event that the closing price of GoviEx’s common shares on the Canadian Securities Exchange (“CSE”) is equal to or greater than C$0.24 per share for a period of 15 consecutive trading days, GoviEx may provide holders of the Consideration Warrants with written notice that holders have 30 days within which to exercise the Consideration Warrants on the original terms, failing which the exercise price of the Consideration Warrants will be increased to US$0.18 per share and the term of the Consideration Warrants will be reduced by six months.

At the time of closing the Transaction, Denison will ensure that DML Africa is capitalized with a minimum working capital of US$700,000, which is equivalent to the forecasted annual budget for the assets of DML Africa.

For so long as Denison holds at least 5% of the issued and outstanding common shares of GoviEx, Denison will have the right to appoint one director to the GoviEx board of directors and will have the right participate in future GoviEx equity financings in order to maintain its pro-rata ownership.

Concurrent Financing

As part of the Transaction, GoviEx will undertake a concurrent equity financing by means of a non-brokered private placement (the “Placement”) to raise gross proceeds of not less than US$2,000,000, of which Denison will provide the lead order for 25% up to a maximum of US$500,000. The Placement is expected to be completed prior to, or concurrently with, the closing of the Transaction (“Closing”) and is a condition of Closing.

Expected Closing

The Transaction is expected to close on or about May 17, 2016, subject to the receipt of required consents and approvals, as well as the satisfaction of other conditions customary for a transaction of this nature.

Haywood Securities Inc. is acting as Denison’s financial advisor.

Raymond James Ltd. is acting as GoviEx’s financial advisor.

Further Information on Mineral Resources

Following completion of the Transaction, GoviEx will control one of the largest undeveloped uranium resource bases among publicly listed companies, as summarized below:

Measured Mineral Resource Estimates (1)(2)

Project/Deposit	Tonnes (Mt)	Grade (kg/t eU3O8 or U3O8)	Contained Metal (Mlb eU3O8 or U3O8)
Madaouela(3) – Marianne/Marilyn	2.14	1.79	8.45
Madaouela(3) – Miriam	7.26	1.13	18.14
Mutanga – Mutanga(4)	1.88	0.48	2.00
Total Measured	11.28	1.15	28.59

Indicated Mineral Resource Estimates (1)(2)

Project/Deposit	Tonnes (Mt)	Grade (kg/t eU3O8 or U3O8)	Contained Metal (Mlb eU3O8 or U3O8)
Madaouela(3) – Marianne/Marilyn	14.72	1.43	46.30
Madaouela(3) – Miriam	1.95	0.80	3.48
Madaouela(3) – MSNE	5.05	1.61	17.88
Madaouela(3) – Maryvonne	1.23	1.79	4.84
Mutanga – Mutanga(4)	8.40	0.31	5.80
Falea(5)(6)	6.88	1.15	17.40
Total Indicated	38.23	1.14	95.70

Inferred Mineral Resource Estimates (1)(2)

Project/Deposit	Tonnes (Mt)	Grade (kg/t eU3O8 or U3O8)	Contained Metal (Mlb eU3O8 or U3O8)
Madaouela(3) – Marianne/Marilyn	5.04	1.17	13.02
Madaouela(3) – Miriam	0.21	1.26	0.57
Madaouela(3) – MSNE	0.10	1.34	0.29
Madaouela(3) – Maryvonne	0.42	1.66	1.55
Madaouela(3) – MSCE	0.72	1.81	2.88
Mutanga – Mutanga(4)	7.20	0.21	3.30
Mutanga – Dibwe(4)	17.00	0.23	9.00
Mutanga – Dibwe East(4)	39.80	0.32	28.20
Mutanga – Mutanga Ext(4)	0.50	0.34	0.40
Mutanga – Mutanga East(4)	0.20	0.32	0.10
Mutanga – Mutanga West(4)	0.50	0.34	0.40
Falea(5)(6)	8.78	0.69	13.40
Total Inferred	80.47	0.41	73.11

Notes:

(1)	Mineral resources are not mineral reserves and do not have demonstrated economic viability. CIM definitions were followed for classification of mineral resources.
(2)	The mineral resources were estimated at various cut-off grades, as follows:

i.	Madaouela: 0.4 kg/t eU

ii.	Mutanga: 0.1 kg/t U3O8, Dibwe: 0.1 kg/t U3O8, Dibwe East: 0.1 kg/t U3O8, Mutanga Ext: 0.2 kg/t U3O8, Mutanga East: 0.2 kg/t U3O8, Mutanga West: 0.2 kg/t U3O8

iii.	Falea: 0.3 kg/t U3O8

(3)

Mineral resources estimated in radiometric equivalent uranium from a total gamma downhole probe (“eU3O8”). Source: An Updated Integrated Development Plan for the Madaouela Project, Niger, dated September 20, 2013 and amended and restated August 20, 2015, authored by Eur.Geol. Robert John Bowell PhD C.Chem. C.Geol, Daniel Guibal, Min Eng, FAusIMM (CP), MMICA, MGAA, Timothy John McGurk B.Eng (Hons), C.Eng, FIMMM, Neal Rigby, CEng, PhD, MIMMM, Richard Ingram Skelton MSc, BSc (Hons), C.Eng, MIMMM, MSAIMM, ARSM, John Arthur, PhD, MSc, BSc, MIMMM. The reported mineral resources have been adjusted to account for the absence of the Agaliouk license.

(4)

Mineral resources estimated in U3O8. Source: Mineral Resource Estimates for the Mutanga Uranium Project (the “Combined Mutanga Report”), dated September 12, 2013, authored by Malcolm Titley, B.Sc., MAusIMM, MAIG.

(5)

Mineral resources estimated in U3O8. Source: Technical Report on the Felea Uranium, Silver and Copper Deposit, Mali, West Afica dated October 26, 2015 authored by Mark B. Mathisen, C.P.G. The results of the estimates are included in the tables above. CIM definitions were followed for classification of Mineral Resources. A copy of the report is available on Denison’s website (www.denisonmines.com).

(6)

The mineral resource also contains 0.161% copper (24.4 million pounds) and 72.8 g/t Ag (16.11 million ounces) in the Indicated mineral resource, and 0.2% copper (38.7 million pounds) and 17.3 g/t Ag (4.9 million ounces) in the Inferred mineral resource

Further information on the material mineral resources noted above is available on SEDAR (www.sedar.com) under Denison’s and GoviEx’s respective profiles.

Qualified Persons

The disclosure of a scientific or technical nature contained in this news release relating to Denison was prepared by Dale Verran, MSc, Pr.Sci.Nat., Denison’s Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101.

The scientific and technical information disclosed in this release relating to GoviEx has been reviewed, verified and approved by Dr. Rob Bowell, a chartered chemist of the Royal Society of Chemistry, a chartered geologist of the Geological Society of London and Fellow of the Institute of Mining, Metallurgy and Materials who is an independent Qualified Person under the terms of National Instrument 43-101 for uranium deposits.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan. Including its 60% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison’s exploration portfolio consists of numerous projects covering over 390,000 hectares in the eastern Athabasca Basin. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 61.55% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, and a 90% interest in the Dome project in Namibia.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

About GoviEx Uranium

GoviEx is a mineral resource company focused on the exploration and development of uranium properties. GoviEx’s principal objective is to become a significant uranium producer through the continued exploration and development of its Mine Permitted Madaouela Project and its other uranium properties in Niger.

Additional Information

For Denison Mines Corp.	Website: www.denisonmines.com.

David Cates, President and Chief Executive Officer
+1 416-979-1991 x362

Sophia Shane, Investor Relations
+1 604-689-7842

Follow Denison on Twitter: @DenisonMinesCo

For GoviEx Uranium Inc.	Website: www.goviex.com

Govind Friedland, Executive Chairman
Daniel Major, Chief Executive Officer
Bill Trenaman, Investor Relations
+1 604-681-5529
info@goviex.com

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward-looking information within the meaning of applicable securities laws. All information and statements other than statements of current or historical facts contained in this press release are forward-looking information. Forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in both GoviEx’s and Denison’s periodic filings with Canadian securities regulators. When used in this news release, words such as “will”, “could”, “plan”, “estimate”, “expect”, “intend”, “may”, “potential”, “should,” and similar expressions, are forward-looking statements. Information provided in this document is necessarily summarized and may not contain all available material information.

Forward-looking statements include, without limitation, statements regarding completion and expected benefits of the Transaction and other statements that are not facts. Forward-looking statements are based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which GoviEx and Denison operate, are inherently subject to significant operational, economic and competitive uncertainties and contingencies.

Assumptions upon which forward looking statements relating to the transaction have been made include that GoviEx and Denison will be able to satisfy the conditions in the Agreement; that all required third party, regulatory, stock exchange, and government approvals will be obtained; and that the Transaction will be successfully concluded. In addition, the factors described or referred to in the section entitled “Risk Factors” in the MD&A of both companies and which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this news release.

Although Denison has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the Transaction could be modified, restricted or not completed, and the results or events predicted in these forward looking statements may differ materially from actual results or events. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this news release, and Denison disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Denison does not assume any liability for disclosure relating to GoviEx herein.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.